[redacted]ENDMENT

SECURITIES AND EXCHANGE COMMIS[redacted]MMISSION
RECEIVED
SEP 2 2 2009
DIVISION OF MARKET REGULATION

09041432

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/08 AND ENDING 6/30/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Churchill Capital USA Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ganover Rubinroit LLC

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/9/09

CHURCHILL CAPITAL USA, INC.

Supplementary Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

June 30, 2009

CHURCHILL CAPITAL USA, INC.

Table of Contents

Independent Auditors' Report on the SIPC Annual Assessment Required Under SEC Rule 17a-5(e)(4) dated September 18, 2009

Supplementary Information	**Page**
Securities Investor Protection Corporation Status	1

LONG ISLAND
100 Quentin Roosevelt Blvd.
Suite 516
Garden City
New York 11530
516.542.6300
Fax: 516.542.9021

NEW YORK CITY
805 Third Avenue
10th Floor
New York
New York 10022
212.792.6300
Fax: 212.792.6350

JANOVER RUBINROIT

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors Report on the SIPC Annual Assessment Required Under SEC Rule 17a-5(e)(4)

To the Board of Directors and Stockholder of
Churchill Capital USA, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule of Securities Investor Protection Corporation assessments and payments (Form SIPC-7T) of Churchill Capital USA, Inc., for the three months ended June 30, 2009. These procedures were performed solely to assist in complying with Rule 17a-5(e)(4), and the report is not to be used for any other purpose. The procedures that were performed are as follows:

1. Compared listed assessment payments with respective cash disbursements record entries;
2. Compared amounts reported on Form X-17a-5 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T) for the three months ended June 30, 2009;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and
5. Compare the amount of any overpayment applied with the Form SIPC-7T on which it was compared.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with the applicable instructions and forms.

This report relates only to the schedule referred to above and does not extend to any financial statements of Churchill Capital USA, Inc., taken as a whole.

Janover Rubinroit, LLC

September 18, 2009

CHURCHILL CAPITAL USA, INC.
Securities Investor Protection Corporation Status
June 30, 2009

As of June 30, 2009 Churchill Capital USA, Inc. is a member in the Securities Investor Protection Corporation (SIPC).

The following is a schedule of SIPC payments for the fiscal year ending June 30, 2009 for Churchill Capital USA, Inc.

Document	Payment Date	Amount	Collection Agent
Minimum Assessment	December 19, 2008	$150	SIPC
SIPC 7-T	July 29, 2009	$1571	SIPC

Churchill Capital USA, Inc.
Churchill Capital USA, Inc.